Exhibit 10.29

Amendment to The Canadian Executive Savings Plan effective January 1, 2018

By resolution of The TJX Companies, Inc. ERISA Committee, the Winners Merchants International L.P. Canadian Executive Savings Plan (the “CESP”) is hereby amended to incorporate the following changes effective January 1, 2018 in lieu of the corresponding provisions of the CESP as in effect prior to amendment (capitalized terms have the meanings ascribed to them in the CESP):

•	Each Member with the title of Buyer III, Assistant Vice President or Divisional Vice President may elect to contribute up to 2.5% of his or her Earnings. For this purpose, Earnings shall be determined before taxes. The amount so elected to be deferred shall be deducted from the Member’s after-tax Earnings.

•	Each Member with the title of Vice President, Senior Vice President or President may elect to contribute up to 5% of his or her Earnings. For this purpose, Earnings shall be determined before taxes. The amount so elected to be deferred shall be deducted from the Member’s after-tax Earnings.

•	The notional amounts credited by the Company to a Member’s Company Account as a matching contribution shall be calculated by substituting “50%” for “25%” of a Member’s eligible deferrals, as described in the preceding bullets.

•	A Member shall become vested in his or her Company Account upon the first to occur of (1) five consecutive years of Membership, (2) attainment of age 55 while a Member, (3) termination of employment while a Member due to Total and Permanent Disability, (4) death while a Member or (5) termination of the CESP while a Member. The foregoing sentence shall not result in an increase to the vested percentage of the Company Account of any Member or former Member who had ceased to provide Continuous Service prior to January 1, 2018, except as the Company may otherwise determine.